LOGITECH INTERNATIONAL S.A.
EPFL - Quartier de L' Innovation
Daniel Borel Innovation Center
1015 Lausanne, Switzerland
c/o Logitech Inc.
7700 Gateway Boulevard
Newark, California 94560

October 23, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     Logitech International S.A. Withdrawal of Form S-3, File No. 333-249613

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Logitech International S.A. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registration Statement on Form S-3 (File No. 333-249613) together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2020.

The Registrant requests the withdrawal of the Registration Statement because it was inadvertently tagged as “S-3” in the EDGAR system whereas the Registrant intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Registrant will promptly refile the Registration Statement using the code “S-3ASR” (the “Refiled Registration Statement”) and requests the filing date of the Refiled Registration Statement to be October 22, 2020.

The Registrant confirms that the Registration Statement was not declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use, including with respect to the Refiled Registration Statement.

If you have any questions regarding this letter, please contact the undersigned at (510) 713-4241.

Sincerely,

/s/ Jonathan P. Shanberge
Jonathan Shanberge
Associate General Counsel and
Assistant Secretary